Dimensional

November 2, 2021

Via EDGAR

Mr. Christian T. Sandoe
Mr. Jay Williamson
Mr. Jeremy Esperon
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Re:	Dimensional Emerging Markets Value Fund (the “Fund”) File No. 811-7440

Dear Messrs. Sandoe, Williamson and Esperon:

On behalf of the Fund, the following are the responses to the U.S. Securities and Exchange Commission (“SEC”) Staff’s comments conveyed telephonically on October 15, 2021 with regard to the Fund’s exposure to Chinese companies that use variable interest entity (“VIE”) structures.  Each comment is summarized below, followed by the Fund’s response to the comment.

Staff Introduction
In IMGU 2016-02 (Fund Disclosure Reflecting Risks Related to Current Market Conditions) IM staff observed that funds should “review and assess risk disclosures in light of changing market conditions” and that, because risk is dynamic, risks can become more important over time.  When this happens, funds should assess whether the risk is material to investors and evaluate existing disclosures in light of current conditions.

Subsequent to that, in ADI 2020-11 (Registered Funds’ Disclosure Regarding Investments in Emerging Markets) we encouraged funds to provide tailored risk disclosures and identified VIEs as an item that could be relevant to some funds.

Over the past several months the SEC’s Office of Investor Education and Advocacy, and other market commentators have highlighted the risks associated with VIE structures.  Last year, the SEC’s Division of Corporation Finance issued Disclosure Considerations for China-Based Issuers that highlighted several risks associated with VIE structures.  That guidance referenced potential risks that: (1) the Chinese government could determine that the agreements establishing the VIE structure do not comply with Chinese law, and (2) the U.S.-listed entity could encounter difficulties enforcing the contractual provisions establishing the VIE structure.

Given what appears to be substantial investment exposure of the Fund referenced above, please tell us:

U.S. Securities and Exchange Commission
November 2, 2021

1. Comment:  To the extent you anticipate disclosure revisions, please provide us: (a) your plans for doing so (including filing type, disclosure location, and timing) and (b) model draft disclosure.
With respect to potential disclosure revisions, we believe effective disclosure should provide, at a minimum, a brief explanation of what a VIE is (including a discussion of the extent to which, and why, the Fund invests in them), an explanation of the material risks associated with investing in VIEs (including legality concerns) and disclosure of the impact to Fund returns and NAV if the risk occurs.
 Response:  The Fund, including all DFA funds managed by Dimensional Fund Advisors LP that invest in VIEs (each, a “DFA Fund” and collectively, the “DFA Funds”), currently include the following disclosure regarding VIEs and their associated risks in the “Foreign Issuers—Emerging Markets” section of their statements of additional information (“SAIs”) or Part Bs:
•
Investments in companies that use a special structure known as a variable interest entity (“VIE”) may pose additional risks because the investment is made through an intermediary entity that exerts control of the underlying operating business through contractual means rather than equity ownership and, as a result, may limit the rights of an investor.  Many Chinese companies have created VIEs as a means to circumvent limits on foreign ownership of equity in Chinese companies. VIEs allow foreign shareholders to exert a degree of control and obtain economic benefits arising from a company without formal legal ownership. The contractual arrangements may not be as effective in providing operational control as direct equity ownership. VIEs are a longstanding industry practice, well known to Chinese officials and regulators; however, VIEs are not formally recognized under Chinese law. It is uncertain whether Chinese officials or regulators will withdraw their implicit acceptance of the VIE structure, or whether any new laws, rules or regulations relating to VIE structures will be adopted or, if adopted, what impact they would have on the interests of foreign shareholders. There is a risk that contracts underlying the VIE structure may not be enforced by Chinese courts or that China might prohibit the existence of VIEs or sever their ability to transmit economic and governance rights to foreign individuals and entities; if so, the market value of any associated portfolio holdings would likely suffer substantial, detrimental, and possibly permanent effects.

The DFA Funds continuously monitor events and market conditions that may affect their investments, including events that may impact their investments in Chinese VIEs (e.g., the recent guidance from the Chinese government that unexpectedly included a specific prohibition on the use of VIE structures by Chinese educational companies, as well as the future implications of the recently adopted Holding Foreign Companies Accountable Act).  The DFA Funds anticipate enhancing their SAI/Part B disclosure regarding VIEs in connection with their next annual updates, in light of the changing market conditions and the SEC Staff’s recommendations noted above. In addition, with respect to any DFA Fund that has 5% or more of its net assets invested in VIEs, such Funds intend to supplement their prospectuses/Part Bs to further enhance their existing prospectus disclosure regarding the risks of investments in emerging markets, and specifically, in

U.S. Securities and Exchange Commission
November 2, 2021

China.   Please find below the anticipated prospectus/Part A and SAI/Part B disclosure enhancements that the DFA Funds anticipate incorporating, as applicable:
Prospectus (Summary)
China Investments Risk: There are special risks associated with investments in China and Taiwan, which are considered emerging market countries by the Portfolio…. The Fund may also invest in special structures known as variable interest entities (“VIEs”) to gain exposure to Chinese companies that operate in certain sectors in which China restricts and/or prohibits foreign investments. It is uncertain whether the Chinese government will withdraw its implicit acceptance of VIEs, or whether Chinese courts or arbitration bodies would enforce the contractual rights of foreign investors, which would likely have significant, detrimental, and possibly permanent effects on the value of such investments.
Prospectus (Item 9 Section)
China Investments Risk: There are special risks associated with investments in China, Hong Kong and Taiwan….Certain investments in Chinese companies may be made through a special structure known as a VIE.  In a VIE structure, foreign investors, such as the Fund, will only own stock in a shell company rather than directly in the VIE, which must be owned by Chinese nationals (and/or Chinese companies) to obtain the licenses and/or assets required to operate in certain restricted or prohibited sectors in China. The value of the shell company is derived from its ability to consolidate the VIE into its financials pursuant to contractual arrangements that allow the shell company to exert a degree of control over, and obtain economic benefits arising from, the VIE without formal legal ownership. While VIEs are a longstanding industry practice and are well known by Chinese officials and regulators, the structure has not been formally recognized under Chinese law and it is uncertain whether Chinese officials or regulators will withdraw their implicit acceptance of the structure.  It is also uncertain whether the contractual arrangements, which may be subject to conflicts of interest between the legal owners of the VIE and foreign investors, would be enforced by Chinese courts or arbitration bodies. Prohibitions of these structures by the Chinese government, or the inability to enforce such contracts, from which the shell company derives its value, would likely cause the VIE-structured holding(s) to suffer significant, detrimental, and possibly permanent effects, and in turn, adversely affect the Fund’s returns and net asset value.
Statement of Addition Information (Foreign Issuers—Emerging Markets)
Investments in Chinese companies may be made through a special structure known as a variable interest entity (“VIE”). In a VIE structure, foreign investors, such as the Fund, will only own stock in a shell company rather than directly in the Chinese company, known as the VIE.  The VIE must be owned by Chinese nationals (and/or Chinese companies), which are typically the VIE’s founders, to obtain the licenses and/or assets required to operate in certain restricted and/or prohibited sectors in China. The value of the shell company is therefore derived from its ability to consolidate the VIE into its financials pursuant to contractual arrangements that allow the shell company to exert a degree of control over, and obtain economic benefits arising from, the VIE without formal legal ownership. The shell company is typically set up in an offshore jurisdiction, such as the Cayman Islands, and enters into the service and other contracts with the VIE through

U.S. Securities and Exchange Commission
November 2, 2021

a wholly foreign-owned enterprise based in China. The VIE structure is designed to provide foreign investors with exposure to Chinese companies that operate in certain sectors in which China restricts and/or prohibits foreign investments, such as internet, media, education and telecommunications.
While VIEs are a longstanding industry practice that is well known to Chinese officials and regulators, they have not been formally recognized under Chinese law. It is uncertain whether Chinese officials or regulators will withdraw their implicit acceptance of the VIE structure or limit VIEs’ ability to pass through economic and governance rights to foreign individuals and entities. The contractual arrangements with the VIE also may not be as effective in providing operational control as direct equity ownership. The Chinese equity owner(s) of a VIE could decide to breach the contractual arrangements and may have conflicting interests and fiduciary duties as compared to foreign investors in the shell company. Further, any breach or dispute under these contracts will likely fall under Chinese jurisdiction and law. Prohibitions of these structures by the Chinese government, or the inability to enforce such contracts through Chinese courts and/or arbitration bodies, would likely cause the VIE-structured holding(s) to suffer significant, detrimental, and possibly permanent effects, and in turn, adversely affect the Fund’s returns and net asset value.
2. Comment:   To the extent you do not anticipate disclosure revisions at this time, please explain in correspondence how you determined that the issue was not material to the Fund or existing disclosure was sufficient.  In light of the significant concerns expressed by the SEC Staff, as noted above, please ensure your response contains sufficient legal analysis and factual context so that we can fully understand the conclusions you reach regarding materiality and existing disclosure.
Response:  Each DFA Fund that has any exposure to VIEs currently includes an extensive amount of risk disclosure in its prospectus/Part A and/or SAI/Part B regarding the risks of investing in emerging markets, China, and VIEs. Further, the existing VIE disclosure in each such DFA Fund’s SAI/Part B discloses that, among other things: (1) the investment is made through an intermediary entity that exerts control of the underlying operating business through contractual means rather than equity ownership; (2) VIEs were created as a means to circumvent limits on foreign ownership of equity in Chinese companies: (3) while they are a longstanding practice well known to Chinese officials and regulators, they have not been formally recognized under Chinese law; (4) it is uncertain whether Chinese officials or regulators will withdraw their implicit acceptance of the structures and/or whether the underlying contracts would be enforced by Chinese courts; and (5) these risks could cause the market value of any associated portfolio holdings to suffer substantial, detrimental, and possibly permanent effects. Accordingly, with respect to each DFA Fund that invests less than 5% of its net assets in VIEs, the Fund believes its current disclosure regarding the risks of investing in emerging markets, China and VIEs appropriately informs investors of what VIEs are and the associated risks (e.g., the materials risks and legality concerns associated with them, and the impact such risks could have on the value of the Fund’s holdings).  As noted above, however, each DFA Fund will further enhance its SAI/Part B disclosure in connection with its next annual update in light of the SEC Staff’s recommendations and based on any additional events or changing market conditions.  With respect to each DFA Fund that has 5% or more of its net assets invested in VIEs, the Fund will enhance its existing prospectus disclosure in a supplement with the changes highlighted above.

U.S. Securities and Exchange Commission
November 2, 2021

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We believe that we have responded fully to each of the SEC’s Staff comments as set forth above. Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss the response presented above.

Very truly yours,

/s/ Ryan P. Buechner
Ryan P. Buechner, Esq.
Vice President and Assistant Secretary
Dimensional Emerging Markets Value Fund